DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

April 25, 2019

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Kenneth Ellington, Staff Accountant

Office of Disclosure and Review

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:       Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Mr. Ellington:

This letter is in response to your comments provided via telephone on March 26, 2019, regarding the Registrant’s annual report to shareholders dated November 30, 2018 (the “Annual Report”) filed on Form N-CSR on February 8, 2019 (the “Report on Form N-CSR”) and annual report on Form N-CEN filed on February 11, 2019 (the “Report on Form N-CEN”):

1.	Comment: Please explain why the total returns for the Class A shares, without sales charge and Class C shares of the Copeland Risk Managed Dividend Growth Fund (the “Domestic Fund”) in the Portfolio Review section of the Annual Report do not match the total return percentages in the Financial Highlights.

Response: The Registrant’s Administrator has advised that the total returns in the Financial Highlights include adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions. Accordingly, the Registrant will include disclosure in future reports to explain any difference between the returns shown in the Portfolio Review section and the Financial Highlights.

2.	Comment: In the Portfolio of Investments, the Copeland International Risk Managed Dividend Growth Fund (the “International Fund”) appears to hold significant investments in securities of issuers located outside of the United

States. As required by paragraphs 20-21 of FASB ASC 825-10-50, in addition to categorizing by security type and sector, any other significant concentration of credit risk should be reported. See also the 2018 AICPA Audit and Accounting Guide Section 7.28. For example, an international fund that categorizes its holdings by security type should also categorize its holdings by country, if such concentration is significant. Please update this disclosure in future reports.

Response: The Registrant will include the portfolio composition by country in future Portfolio of Investments sections of the Registrant’s financial statements.

3.	Comment: The Statement of Assets and Liabilities for the SMID Cap Dividend Growth Fund (the “SMID Cap Fund”) lists a significant percentage of its total liabilities as “accrued expenses and other liabilities.” Please confirm that all material liabilities have been disclosed in accordance with Rule 6-04(10) of Regulation S-X.

Response: The Registrant’s Administrator has advised that the audit fee included in “accrued expenses and other liabilities” should have been separately disclosed. The Administrator has confirmed to the Registrant that other liabilities that are material will be separately disclosed in the Statement of Assets and Liabilities in future financial statements.

4.	Comment: In the Financial Highlights for each Fund, please include the following footnote in future shareholder reports, with respect to the applicable share classes: “Sales loads are not reflected in total return” in accordance with instruction 3(b) of Item 13 of Form N-1A.

Response: The Registrant will include the requested disclosure, with respect to the applicable share classes, in future Financial Highlights included in the Registrant’s financial statements.

5.	Comment: Please revise the disclosure in Note 3 of the financial statements regarding the Adviser’s ability to recover previously waived and reimbursed fees consistent with the disclosure in the notes below the total return chart in the Portfolio Review.

Response:  The Registrant will revise the disclosure in Note 3 of future financial statements regarding the ability of the Adviser to recover previously waived or reimbursed consistent with the disclosure in the notes in the Portfolio Review sections of the report.

6.	Comment: Note 6 of the financial statements indicates that the International Fund paid a return of capital distribution for the year ended November 30, 2018. Please also disclose the tax return of capital separately in the Statement of Changes in Net Assets as required by Rule 6-09(3) of Regulation S-X and also disclose the return of capital separately in the Financial Highlights in accordance with Item 13 of Form N-1A.

Response:   In the event a Fund distributes a return of capital, the Registrant will also disclose the tax return of capital separately in the Statement of Changes in Net Assets and also disclose the return of capital separately in the Financial Highlights in future financial statements.

7.	Comment: Please explain why the International Fund’s return of capital distribution was not disclosed in Item B.23 of the Registrant’s Report on Form N-CEN.

Response: The Registrant’s Administrator has advised that the determination that a portion of the distribution contained return of capital was not made until after certain tax adjustments were applied relating to certain Passive Foreign Investment Company (“PFIC”) investments, which were not known until after the end of the Form N-CEN reporting period and after the distribution was paid to shareholders. The Administrator estimated that the distribution would be entirely from ordinary income and therefore no Section 19(a) notice was required at the time of the distribution.

8.	Comment: Please confirm that Registrant complied with the shareholder communication requirements of Section 19(a) of the Investment Company Act of 1940, as amended, with respect to the payment of the return of capital distribution.

Response: The Registrant believes that it complied with Section 19(a) of the 1940 Act with respect to the payment of the return of capital distribution to the International Fund shareholders because at the time that it was paid, the Administrator considered the source of the distribution to be entirely from ordinary income based on reasonable estimates of information available at that time.

9.	Comment: The answers to Items 4(e)(1) and (2) and 4(h) of Registrant’s Report on Form N-CSR appear to not have been answered. Please file an amended Report on Form N-CSR to include the missing information.

Response: The Registrant’s responses to Items 4(e)(1) and (2) and 4(h) in its Report on Form N-CSR were inadvertently omitted and Registrant will file an amended Report on Form N-CSR to include the missing information.

10.	Comment: It appears that the Registrant’s Report on Form N-CSR was filed using an outdated form. Please use the current Form-N-CSR when filing the amended form referenced in comment #9 above.

Response:   The Registrant will file the amended Report on Form N-CSR referenced in its comment response #9 above using the current Form N-CSR.

11.	Comment: In response to Item B.12 of Form N-CEN, the Registrant answered in the affirmative to the question regarding whether it filed a claim on its fidelity bond during the fiscal year ended November 30, 2018; however, the dollar amount of the claim filed is listed as zero. Please explain.

Response:   The Registrant incorrectly answered Item B.12 of Form N-CEN in the affirmative. The Registrant confirms that it did not file any claims under a fidelity bond during the reporting period.

The revised disclosure pertaining the comments on the Funds’ financial statements will be included in the Registrant’s financial statements going forward.

The preceding comments and related responses have been provided by and discussed with management of the Registrant and its Administrator. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara